UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                       SEC FILE NUMBER 000-22849
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                                   FORM 12b-25
                                                        CUSIP NUMBER 682875 10 9
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                           NOTIFICATION OF LATE FILING

(Check one):      [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
                  [X] Form 10-Q   [ ] Form N-SAR  [ ] Form N-CSR

                  For Period Ended:     December 31, 2005

                  ___      Transition Report on Form 10-K
                  ___      Transition Report on Form 20-F
                  ___      Transition Report on Form 11-K
                  ___      Transition Report on Form 10-Q
                  ___      Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________


             Read Instruction (on back page) Before Preparing Form.
                             Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

         Onstream Media Corporation
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Full Name of Registrant


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Former Name if Applicable

         1291 S.W. 29 Avenue
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Address of Principal Executive Office (Street and Number)

         Pompano Beach, Florida  33069
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |   (a)   The reason described in reasonable detail in Part III of this
         |         form could not be eliminated without unreasonable effort or
         |         expense
         |   (b)   The subject annual report, semi-annual report, transition
         |         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
    [X]  |         N-CSR, or portion thereof, will be filed on or before the
         |         fifteenth calendar day following the prescribed due date; or
         |         the subject quarterly report or transition report on Form
         |         10-Q, or portion thereof will be filed on or before the fifth
         |         calendar day following the prescribed due date; and
         |   (c)   The accountant's statement or other exhibit required by Rule
         |         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the current finalization and closing of certain transactions, the Form 10-QSB cannot be filed within the prescribed time period because additional time is required by the Registrant's management to finalize the necessary disclosure and financial information for such Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Robert Tomlinson, CFO             954                   917-6655
       ---------------------          ---------           --------------------
              (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
       answer is no, identify report(s).                       Yes  X    No
                                                                   ---      ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?                                        Yes  X    No
                                                                   ---      ---

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the three months ended December 31, 2005 will reflect a net loss less than the net loss for the comparable prior year period. The decreased net loss was due to higher non-cash interest expense in that prior year period, partially offset by lower sales and gross margin, as well as increased operating expenses, for the 2005 quarter as compared to the 2004 quarter. This favorable change was approximately $117,000, not including any effects of the decrease in the liability for detachable warrants and embedded conversion feature, as recorded in accordance with EITF 00-19, from September 30, 2005 to December 31, 2005.


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                           Onstream Media Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     Feb 15, 2006                          By  /s/ Randy S. Selman
      -----------------                            ----------------------------
                                                   Randy S. Selman,
                                                   Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
       Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).